CASCDR, Inc.

(a Delaware corporation)

Form C

Disclosures in Reg CF Offering

December 11, 2024

TABLE OF CONTENTS

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	CASCDR, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Formation)	April 30, 2024
Kind of Entity	Corporation
Street Address	Pleb Lab Inc 106 E 6th St, Suite 230 Austin, TX 78701
Website Address	https://cascdr.xyz

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	$72603	N/a
Cash & Equivalents	$3283	N/a
Account Receivable	$0	N/a
Short-Term Debt	$1981	N/a
Long-Term Debt	$0	N/a
Revenues/Sales	$1079	N/a
Cost of Goods Sold	$0	N/a
Taxes Paid	N/a	N/a
Net Income	-$688	N/a

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers

Person #1

Name	James Carucci Jr	
All positions with the Company and How Long for Each Position	**Position:** Founder, CEO	**Joined Company:** 2024 (Inception)
Business Experience During Last Three Years (Brief Description)	Building and leading initiatives in software, firmware, and hardware technology	
Principal Occupation During Last Three Years	Engineer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___x__ Yes _____ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Self Employed	**Business:** Engineering Services
	Dibbs Technology	Construction Startup
	Stanley Black & Decker	Largest power tools company in the world

Person #2

Name	Luke Lowery	
All positions with the Company and How Long for Each Position	**Position:** Founder, CTO	**Joined Company:** 2024
Business Experience During Last Three Years (Brief Description)	Building software and AI applications for startups	
Principal Occupation During Last Three Years	Engineer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__x___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Auba	**Business:** AI software services for supply chain
	Locale	Software services and logistics for small businesses
	Dibbs Technology	Construction Startup

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	James Carucci, Jr - 54%
Name	Luke Lowery - 36%

§227.201(d) – The Company's Business and Business Plan

Our Business

The product or service: AI software, consulting, and productivity services.

The market: The AI services market is expected to grow at a very fast rate. Estimates show it could meet or exceed the value of the current cloud computing market (about $800B/year).

Competitors: Zapier, Google, Cohere, OpenAI.

Competitive advantages and disadvantages: CASCDR is small and agile enough to discover and exploit niche opportunities. An approach focused on micropayments makes it easier to scale machine scannable and machine payable internet services. Disadvantages: there are some areas where we would not be able to compete (such as LLMs). The analogy we use is: while we can't make steel beams due to the capital intensive nature, we most definitely could build the highest margin best skyscrapers in the business.

State of the business today: Preseed fundraising and minimum viable prototype released. Actively iterating to achieve product market fit.

Timeline: In the next 12 months we aim to reach product market fit, with profitability within reach. Within 10 years, we aim to be a significant player in the aforementioned growing AI services market.

Plans for the future: We plan to continually expand our offerings, striving for efficiency and synergy to achieve significant market penetration and become a major player in the AI services economy.

Financial projections:

- Near term (1.5Y) achieve product market fit with approximately $300k ARR.
- Mid term (2-5Y) achieve 1% of the $800B market.
- Long term (5Y+) 5%+ of $1T+ market.

Opportunities and threats: There are major arbitrage opportunities in AI knowledge and implementation we aim to capitalize on. On the flip side, this is a very competitive space with many other talented teams that are likewise trying to capitalize on the same opportunities.

Our People

Jim Carucci - Founder & CEO

Mr. Carucci brings extensive engineering and startup experience to CASCDR. He holds a B.S. in Electrical Engineering with Highest Honors from Lehigh University, where he also competed on the NCAA Division 1 wrestling team (ranked #8 nationally). His professional experience includes:

- Engineering roles at Fortune 500 companies including Lutron Electronics and Black & Decker
- Core contributor to multiple blockchain and technology initiatives in Austin, Texas
- Demonstrated track record of technical innovation, evidenced by:
    - Winner, Austin Lightning Hackathon

- Finalist, Bolt.fun Developer Competition
    - Finalist, Top Builder Competition
    - Award-winning project at TabConf 2023
    - Patent holder for DeWalt's DCB094

Mr. Carucci's expertise spans R&D, go-to-market strategy, and production optimization, with particular strengths in rapid development and implementation.

Luke Lowery - Founder & CTO

Mr. Lowery is a full-stack engineer with comprehensive experience in cloud, web, and mobile development. His credentials include:

- Computer Science graduate from the University of Michigan
- Proven track record building technology solutions from concept to deployment across multiple startups
- Specialized expertise in:
    - Cloud infrastructure development
    - Web application architecture
    - Mobile platform engineering

The founding team combines deep technical expertise with proven execution ability, as demonstrated by CASCDR's origins as an award-winning project at TabConf 2023, one of the industry's premier technical competitions.

§227.201(e) – Number of Employees

The Company currently does not have any employees outside of the founding team.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit A: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is **$30,000**. If we have not raised at least the target amount by **April 1, 2025** – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our **$100,000** maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Timestamp Portal LLC will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____x___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___x____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	Approximate allocation if target offering amount raised	Approximate allocation if maximum offering amount raised
Engineering	$20,000	$60,000
Marketing	$5,000	$30,000
Open Source Bounties	$5,000	$10,000
Total	**$30,000**	**$100,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;
- If you decide to invest, press the *Invest* button
- Follow the instructions

The minimum amount you can invest in the offering is **$1000**. Investments above the minimum may be made in increments of **$1000.**

As part of the investment process, you will be asked to sign our Subscription Agreement, which is attached as *Exhibit B*.

To Cancel Your Investment

This offering includes the possibility of rolling closes, meaning the Company may choose to disburse investor funds prior to final offering deadline if the target amount is reached. When a rolling close occurs:

- Investors whose funds are being disbursed will receive a notification at least 48 hours before funds are released.
- Once funds are disbursed, your investment is final, and you will receive the agreed upon securities in exchange for your investment.

Otherwise, you can cancel all or any portion of your investment commitment until 11:59 pm EST on **March 30, 2025** (48 hours before the offering deadline).

To cancel your investment, send an email to contact@timestampfinancial.com by the specified time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

A SAFE doesn't really have a purchase price. If you buy a SAFE for $100, you get a $100 SAFE. The terms of the SAFEs are described below.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

Conversion on Future Equity Raise

If the Company raises at least **$500,000** in the future from the sale of its stock (common or preferred), the SAFE will convert into that same type of stock based on the **$5,000,000** post-money valuation cap.

Conversion on Sale or IPO

If the Company is sold or goes public, you will receive the greater of (i) the price you paid for the SAFE, or (ii) the amount you would receive if your SAFE had been converted to common stock at the fair market value of the common stock as implied by the sale.

Liquidation

If the Company liquidates before it raises at least **$500,000** of capital or is sold, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to (behind) the rights of the Company's creditors, and (ii) on a par with others who hold SAFEs or preferred stock.

Voting and Shareholder Rights

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. However, if the Company pays a dividend, you will have the right to share in the dividend.

Limits on Transfer

Your SAFE may not be transferred without the Company's consent.

Modification of SAFEs

The SAFEs may be modified by the Company and holders of 50% of the SAFEs outstanding, measured by investment amount. Thus, your SAFE may be modified without your consent.

Custodian

Investors in this Offering will be required to establish a custody account with North Capital Private Securities Corporation (in such capacity, the "Custodian") which will also serve as the Escrow Facilitator. Documentation related to the opening of such an account and the terms and conditions of each investor's account (the "Custodial Account Documents") will be presented to, and executed simultaneously with, an investor's execution and submission of that investor's subscription agreement for this Offering. Provided its subscription is accepted by the company, the Custodian will contact each investor to provide login credentials by which such investor may view and manage its custodial account. If an investor fails to approve the account opening documents, then such investment will be rejected by the company and such investor's funds will be returned.

By agreeing to and entering into the Custodial Account Documents, an investor agrees that all shares the company acquired by such investor in the Offering will be held in that investor's account with the Custodian and that the Custodian will be recognized on the company's stock register as the holder of record of such securities. Investors will be recorded on the Custodian's books as "beneficial owners" of the securities. Those beneficial owners will need to issue instructions to the Custodian to transfer, buy, sell, or make any elections with respect to any of their securities held in the custody account. In the event an investor makes changes to its custodial account, including but not limited to transfers, purchases or sales of the securities held in that account, the investor may be required to pay certain transaction fees to the Custodian, as indicated in the Custodial Account Documents.

Who Controls the Company

Voting Power Distribution

The company's voting power is concentrated among its two founders, with majority control held by the CEO:

- **James Carucci (CEO):** 54% voting power
- **Luke Lowery (CTO):** 36% voting power
- The remaining 10% of voting power is distributed among other stakeholders, with no individual holding 20% or more.

Control Structure

As CEO and majority shareholder, Mr. Carucci maintains controlling interest in the company with 54% voting power, giving him final authority over major corporate decisions. Mr. Lowery, as CTO and significant shareholder, holds substantial voting rights at 36%

This structure provides clear leadership and decision-making authority while maintaining significant alignment between the founding team members who together control 90% of voting rights.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect the holders of the SAFEs, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could issue securities with rights superior to those of the SAFEs.

- They could pay themselves excessive compensation.

- They could hire friends or relatives and pay them more than they're worth.

- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Obligation to Contribute Capital

Once you pay for your SAFE, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Preemptive Rights

Owners of SAFEs do not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

Other Classes of Securities

Immediately before the offering of SAFEs, the Company had the following securities outstanding:

Type	Number or Amount	Characteristics (Voting Rights, Etc.)
Common Stock	10,000,000	Full voting rights, standard common stock with par value

§227.201(n) – The Funding Portal

The Company is offering its securities through Timestamp Portal LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is **007-00456** and the Funding Portal Registration Depository (FPRD) number is **329474**.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Timestamp Portal LLC as follows:

- A success fee equal to 7% of the amount raised, of which 5% will be paid in cash and 2% paid by delivery of a SAFE.

- Reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the issuer in connection with the offering.

Timestamp Portal LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering (except for the compensation described above), nor is there any arrangement for Timestamp Portal LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

The only debt on the Company's balance sheet is a rolling founder loan of **$1,981**, as referenced in the financial statements provided in *Exhibit D*.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
07/02/2024	__x__ Rule 506(b) _____ Rule 506(c) _____ Rule 504 _____ Other	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note __x__ Other	$65,000	General working capital and business operations

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
SAFE Offering	07/02/2024	Jay Valikodath	Investor	$25,000
SAFE Offering	07/05/2024	Henry Minden	Investor	$5,000
SAFE Offering	07/13/2024	Bob Dube	Investor	$10,000
SAFE Offering	09/20/2024	James Carucci Sr	Investor, Father of James Carucci Jr	$25,000

§227.201(s) – The Company's Financial Condition

Liquidity

As a newly formed company, Cascdr's liquidity position is supported by the initial cash inflow from its SAFE note financing. These funds have been used to establish a core treasury asset, comprising one Bitcoin (BTC). The Company currently holds its treasury in BTC, which is subject to market fluctuations. Operating cash flows are expected to remain minimal in the near term, as the Company continues to develop its business model and pursue future financing opportunities to support growth.

Capital Resources

Cascdr's primary source of capital to date has been the SAFE note round completed in 2024. The proceeds from this round have been allocated toward establishing the Company's treasury position and covering initial operating expenses. Future capital needs are anticipated to be met through additional equity financing, given the Company's stage of development and lack of significant revenue-generating activities at this time.

Historical Results of Operations

Cascdr launched operations in 2024 and has no prior operating history or financial results. Since inception, the Company has focused on organizational setup, initial fundraising, and strategic treasury management. Operating expenses have been limited and primarily pertain to legal, administrative, and accounting services necessary to establish the business.

Changes and Trends

As of the date of this report, Cascdr's financial condition is primarily influenced by its treasury position in Bitcoin and its ability to secure additional financing. Market volatility in cryptocurrency prices may materially affect the Company's financial position. Cascdr intends to monitor these trends closely and adjust its strategy as needed to preserve liquidity and optimize its treasury management.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit D: Financial Statements*

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on timestampfinancial.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the North Capital reports attached as *Exhibit E: Background Checks*.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at **https://cascdr.xyz**, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Additional Important Information for Prospective Investors

While CASCDR presents an ambitious vision for transforming digital infrastructure and holds significant potential for value creation, prospective investors should carefully consider both the opportunities and risks inherent in early-stage technology investments:

Potential Opportunities

- The company's technology addresses fundamental challenges in cloud computing and digital infrastructure
- Successful execution could lead to substantial market penetration and value creation
- The founding team brings relevant technical expertise and proven execution ability

Investment Risks

- As with all early-stage technology ventures, there is a significant risk of partial or total loss of investment
- The company operates in a rapidly evolving technological landscape where competitive dynamics can shift quickly
- Success depends on multiple factors including but not limited to:

- Market adoption of novel technical solutions
- Execution of technical development milestones
- Ability to scale operations effectively
- Successfully navigating regulatory environments
- Maintaining competitive advantages

Investment Horizon

Investors should understand that this is a long-term, illiquid investment. Even in a successful scenario, returns may take several years to materialize. There is no guaranteed timeline for liquidity events or returns.

Summary

While CASCDR's vision and technology hold transformative potential, this investment opportunity carries substantial risks typical of early-stage technology ventures. Prospective investors should only invest capital they can afford to lose entirely and should consider this investment as part of a diversified portfolio.

[§227.201(z) – "Testing the Waters" Material

Attached as *Exhibit F* is material the Company used to advertise the Offering before this Form C was filed and the Offering was "live" on the Platform.

CASCDR, INC.

RISKS OF INVESTING

RISKS OF INVESTING

THE PURCHASE OF A SAFE IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY. THE PURCHASE OF A SAFE IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a SAFE is not like that at all. The ability of the Company to pay a profit on your investment, or even to give you your money back, depends on many factors, including some beyond our control. Nobody guarantees that you will receive a profit and you might lose some or all of your money.

Uninsured Losses: We will try to ensure that our assets and business are covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If our assets or business were damaged by an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company will need more capital. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe our market will continue to expand" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe our market will continue to expand" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying a SAFE only if you are willing to entrust all aspects of the Company's business to our management team.

Equity Comes Last In The Capital Stack: Your SAFE is an equity security, and if it converts it will probably be converted into another form of equity security. The holders of equity securities stand to profit most if the company does well, but stand last in line to be paid when the company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the company will be the next Facebook but face the risk that it will be the next Theranos.

You Don't Know What You're Getting: If the Company raises additional capital, your SAFE might convert into a different kind of security. You have no way of knowing today what that security will look like.

SAFEs Are Not Appropriate For All Issuers: SAFEs were developed in Silicon Valley for a particular kind of company that is common in Silicon Valley: a company expected to experience rapid growth and multiple rounds of financing with an exit (a sale of the company or a public offering) in the not-too-distant future. Of all the companies formed in the U.S. every year, only a small percentage fit that profile. Consequently, SAFEs are not always appropriate.

Reliance on Management Team: The Company has a small management team. If any member of our management team were to die, become seriously ill, or leave, it could damage our prospects.

No Market for the SAFEs; Limits on Transferability: There are several obstacles to selling or otherwise transferring your SAFE or the securities into which your SAFE is converted:

- There will be no public market for your securities, meaning you could have a hard time finding a buyer.

- By law, for a period of one year you will be permitted to sell your securities only to certain permitted buyers, including the Company and "accredited investors."

- The Company has the right to impose conditions on the sale of securities, and these conditions might not be acceptable to you.

Taking all that into account, you should plan to own your securities until the Company is sold.

No Registration Under Securities Laws: Neither the Company nor the SAFE will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the SAFE are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The SAFEs are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

We Will Count Investments Made by Insiders Toward Our Target Amount: In calculating whether we have reached our target amount, we will count new investments made by the people affiliated with the Company, even its founders. Some of these people could have their own reasons for trying to reach the target amount, *i.e.*, reasons other than expecting a profit on their investment. Hence, you should not view investments made by others as a reason for you to invest yourself.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Units, we will not provide nearly all of the information that would be required of a public reporting company.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, our management team could be involved with other business ventures, including ventures that compete with the Company.

- The compensation of our management team was established by the members of the management team, not negotiated at arm's length. They might increase their own compensation in the future.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your SAFE:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


CASCDR, INC.

SUBSCRIPTION AGREEMENT

This is a Subscription Agreement, entered into on _____, by and between CASCDR, Inc., a Delaware corporation (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase securities issued by the Company through Timestamp Portal LLC (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Subscription Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Platform. In this Subscription Agreement, we refer to the Form C and its attachments as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to the Purchaser using terms like "you" or "your."

2. **Purchase of SAFE**. Subject to the terms and conditions of this Subscription Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company, a Simple Agreement for Future Equity (the "SAFE") in the amount of _____.

3. **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials on the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your SAFE**. You will not receive a paper certificate representing your SAFE. Instead, your SAFE will be available electronically.

6. **Your Promises**. You promise that:

6.1. **Accuracy of Information**. All the information you have given to us, whether in this Subscription Agreement, at the Platform, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read and understand the Disclosure Document and all of its Exhibits, if any.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed in the Educational Materials on the Platform and in the Disclosure Document.

6.4.   **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Subscription Agreement and purchase the SAFE.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Subscription Agreement or the SAFE or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that the transfer of the SAFE is restricted by contract. Also, securities laws limit transfer of the SAFE. Finally, there is currently no market for the SAFE, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the SAFE indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the SAFE.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the SAFE, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the SAFE solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the SAFE.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the SAFE will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Subscription Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Subscription Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

6.24. **Non-U.S. Investors**. If you are not a citizen or permanent resident of the United States, you represent that neither the offering nor the sale of securities by the Company will violate any laws of the jurisdiction where you live, and that the Company is not required to register with or seek the consent of any governmental authority in such jurisdiction.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.2. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Subscription Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the SAFE, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Materials, this Subscription Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the SAFE.

8. **Re-Purchase of SAFE**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your SAFE for the amount you paid for it.

9. **Governing Law**. Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law.

10. **Arbitration**.

10.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the SAFE, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the SAFE will be handled in the manner described in the SAFE.

10.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Wilmington, DE unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

10.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

10.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

10.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

12.   **Notices**. All notices between us will be electronic. You will contact us by email at jim@cascdr.xyz . We will contact you by email at the email address you used when registering at the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

15.   **Miscellaneous Provisions**.

15.1. **No Transfer**. You may not transfer your rights or obligations.

15.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

15.3. **Headings**. The headings used in this Subscription Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

15.4. **No Other Agreements**. This Subscription Agreement and the SAFE are the only agreements between us.

15.5. **Electronic Signature**. You will sign this Subscription Agreement electronically, rather than physically.

INVESTOR SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement effective on the date first written above.

_____
Signature

_____
Second Signature (Joint Accounts Only)

_____
Print Name and Title (Entity Investors Only)

ACCEPTED

CASCDR, Inc.

By _____

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

CASCDR, INC.

SIMPLE AGREEMENT FOR FUTURE EQUITY

This Simple Agreement for Future Equity (this "SAFE") has been granted by CASCDR, Inc., a Delaware corporation (the "Company") to _________________ (the "Investor") in exchange for payment by the Investor of $_________________ (the "Purchase Amount") pursuant to an Investment Agreement between the Company and the Investor.

1. **Events**.

1.1. **Equity Financing**.

1.1.1. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of (i) the number of Standard Units equal to the Purchase Amount divided by the lowest price per share of the Standard Units; or (ii) the number of Safe Units equal to the Purchase Amount divided by the Safe Price.

1.1.2. In connection with the automatic conversion of this SAFE into Standard Units or Safe Units, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Units, with appropriate variations for the Safe Units if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

1.2. **Liquidity Event**.

1.2.1. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in section 1.4) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount"), or (ii) the amount payable on the number of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result

of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

1.2.2.   Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (i) does not reduce the total Proceeds payable to such Investor and (ii) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under section 1.4.

1.3.   **Dissolution Event.** If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in section 1.4 below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

1.4.   **Liquidation Priority**. The Investor's right to receive its Conversion Amount is on par with the Company's other Safes and/or Preferred Units who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Units basis.

1.5.   **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Units to the Investor pursuant to the automatic conversion of this SAFE under section 1.1; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to section 1.2 or section 1.3.

2.   **Definitions**.

2.1.   "Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger, or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

2.2.   "Common Units" means the Units most similar to the common stock of a Delaware corporation or, if the Company has been converted to a corporation, its common stock.

2.3.   "Company Capitalization" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Units basis) includes (i) all Capital Units issued and outstanding; (ii) all Converting Securities; all (A) issued and outstanding Options and (B) Promised Options; and (iv) the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

2.4. "Converting Securities" includes this SAFE and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Units.

2.5. "Direct Listing" means the Company's initial listing of its Common Units (other than Common Units not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

2.6. "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

2.7. "Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Units, the amount of such dividend that is paid per share of Common Units multiplied by (i) the Purchase Amount divided by (i) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

2.8. "Equity Financing" means a *bona fide* transaction or series of transactions pursuant to which the Company raises at least **$500,000** through the sale of Units at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

2.9. "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Units pursuant to a registration statement filed under the Securities Act.

2.10. "Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Units basis) (i) includes all Units issued and outstanding; (ii) includes all (A) issued and outstanding Options, and (B) to the extent receiving Proceeds, Promised Options; (iii) includes all Converting Securities, other than any Safes and other convertible securities (including without limitation Preferred Units) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and (iv) excludes the Unissued Option Pool.

2.11. "Liquidity Event" means a Change of Control, a Direct Listing, or an Initial Public Offering.

2.12. "Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

2.13.   "Options" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

2.14.   "Preferred Units" means the Units, if any, most similar to a series of preferred stock of a Delaware corporation or, if the Company has been converted to a corporation, any series of its preferred stock.

2.15.   "Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

2.16.   "Promised Options" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Units's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

2.17.   "Safe" means an instrument containing a future right to Units, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

2.18.   "Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

2.19.   "Safe Units" means the type and class of Units issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, and restrictions as the Standard Units, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

2.20.   "Standard Units" means the type and class of Units issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

2.21.   "Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other Safes, convertible debt instruments and other convertible securities. "Subsequent Convertible Securities" excludes (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

2.22.   "Units" means the limited liability company interests of the Company.

2.23. "Unissued Option Pool" means all Units that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

2.24. "Valuation Cap" means **$5,000,000**.

3. **No Rights as a Unitholder**. The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Units for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in section 1. However, if the Company pays a dividend on outstanding Common Units (that is not payable in Common Units) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

4. **Most Favored Nation for Convertible Securities**. If the Company issues any Subsequent Convertible Securities prior to termination of this SAFE, the Company will promptly provide the Investor with written notice thereof, together with a copy of all documentation relating to such Subsequent Convertible Securities and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this instrument to be identical to the instrument(s) evidencing the Subsequent Convertible Securities.

5. **Restriction on Transfer**. The Investor may not transfer this SAFE or any interest in this SAFE, with or without consideration, without the prior written consent of the Company, which may be withheld in the sole discretion of the Company, with the exception of transfers (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability (if the Investor is an individual), or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

6. **First Right of Refusal**.

6.1. **In General**. In the event the Investor receives an offer from a third party to acquire all or a portion of his, her, or its SAFE, then he, she, or it shall notify the Company, specifying the portion of the SAFE to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice, the Company shall notify the Investor whether the Company or a person designated by the Company elects to purchase the SAFE on the terms set forth in the Sales Notice.

6.2. **Special Rules.** The following rules shall apply for purposes of this section:

6.2.1. If the Company elects not to purchase the SAFE or fails to respond to the Sales Notice within the thirty (30) day period described above, the Investor may proceed with the sale to the proposed purchaser, subject to section 5.

6.2.2. If the Company elects to purchase the SAFE, it shall do so within thirty (30) days.

6.2.3. If the Company elects not to purchase the SAFE, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Investor and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Investor and the purchaser shall be treated as a new offer and shall again be subject to this section.

6.2.4. If the Company elects to purchase the SAFE in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Investor and the proposed purchaser. Thus, for example, if the Investor and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Company shall have the effect of a non-binding letter of intent with the Investor. Conversely, if the Investor and the purchaser have entered into a binding definitive agreement, the election of the Company shall have the effect of a binding definitive agreement. If the Investor and the Company are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

7.   **Application to Entities.** If the Investor is a Special Purpose Entity, the restrictions set forth in section 5 and section 6 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.   **Miscellaneous**

8.1.   **Amendment**. Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Valuation Cap" as this SAFE (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-Interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than fifty percent (50%) of the total Purchase Amount of all of such applicable group of Safes.

8.2.   **Tax Treatment**. The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as equity, and not as debt, for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

8.3.   **Notices**. Any notice or document required or permitted to be given under this SAFE may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company, to the email address of the Investor provided by the Investor in his, her, or its Investment Agreement, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

8.4.   **Governing Law**. This SAFE shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have *in personam* jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

8.5.   **Waiver of Jury Trial**. ANY CONTROVERSY THAT MAY ARISE UNDER THIS SAFE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, THE INVESTOR AND THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS SAFE.

8.6.   **Severability**. In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

8.7.   **Signatures**. This SAFE may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this SAFE.

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and   delivered.

DATED:_____

CASCDR, Inc.

By _____

INVESTOR

_____
Signature

_____
Second Signature (for Joint Investments)

_____
Title (for Entity Investors)



11/9/2024

CASCDR Inc

Financial Statements with Independent
Accountant's Review



Guard Accounting Group

CASCDR Inc

Table of Contents

Independent Accountant's Review Report

CASCDR Inc
Pleb Lab Inc
106 E 6th St Suite 230
Austin TX 78701

We have reviewed the accompanying financial statements of CASCDR Inc, which comprise the balance sheets as of October 31, 2024, and the related statements of income, shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review of these financial statements in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants (AICPA). A review of financial statements consists primarily of applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our review was conducted for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with U.S. generally accepted accounting principles. The supplementary information included in the schedules of expenses and supporting schedules is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the review procedures applied in our review of the basic financial statements, and we are not aware of any material modifications that should be made to it.

This report is intended solely for the information and use of the board of directors and management of CASCDR Inc and for filing with regulatory bodies in connection with Regulation Crowdfunding (Reg C) fundraising requirements and is not intended to be and should not be used by anyone other than these specified parties.

Julian Greene
Guard Accounting Group
5000 Thayer Center
Suite C
Oakland, MD 21550

Balance Sheet

10/31/2024

Assets:

Cash & Cash Equivelants	3,283
CryptoCurrency (BTC)	69,320
Total Assets:	$ 72,603

Liabilities:

SAFEs	65,000
Founder Loan	1,981
Total Liabilities:	$ 66,981

Equity:

Net Income	(688)
Common Stock	90
APIC	-
Retained Earnings	-
Other Comprehensive Income	6,220
Total Equity:	$ 5,622

Income Statement

10/31/2024

Revenue:

Sales		1,079
Total Revenue:	$	1,079

Expenses:

Software Expense		(1,333)
Personnel		(434)
Total Expenses:	$	(1,767)
Net Income:	$	(688)

Statement of Cash Flows

10/31/2024

Cash Flows from Operating Activities:

Net Income		(688)
Total Cash from Operating Activities:	$	(688)

Cash Flows from Investing Activities:

BTC Investment		(63,100)
Total Cash from Investing Activities:	$	(63,100)

Cash Flows from Finance Activities:

Common Stock		90
Founder's Loan		1,981
SAFE Issuances		65,000
Total Cash from Financing Activities:	$	67,071

Net Change in Cash	$	3,283
Beginning Cash & Cash Equivelants		-
Ending Cash & Cash Equivelants	$	3,283

Notes to the Financial Statements

1. **Business Overview: CASCDR Inc intends to capitalize on the large opportunities in the intersection of Artificial Intelligence and micropayments to create value for clients & investors.**

2. **Key Accounting Policies:**

Basis of Accounting:
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual basis of accounting. Under this method, revenues are recognized when earned and expenses are recognized when incurred, regardless of when cash is received or paid.

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Revenue is recognized when the performance obligation under a customer contract is satisfied, typically when services are rendered or access to digital products is provided. The Company recognizes revenue based on the consideration to which it expects to be entitled in exchange for those services or products.

Cash and Cash Equivalents:
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable:
Accounts receivable are reported at net realizable value, which includes allowances for estimated uncollectible amounts. The Company evaluates its receivables for collectability and establishes an allowance for doubtful accounts as necessary based on the age of the receivables and historical collection experience.

Crypto Assets:
The Company transacts in crypto assets and records crypto assets as intangible assets with indefinite lives. These assets are initially recorded at their fair market value on the date of receipt. Impairment losses are recognized if the fair value of the crypto assets drops below the carrying amount, and no reversals of impairment losses are allowed. Gains and losses on the sale of crypto assets are recognized in the statement of operations when the crypto assets are sold or otherwise disposed of.

Income Taxes:

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

North Capital Private Securities: Bad Actor Check



Name of covered person: James Carucci

Date: October 9, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that James Carucci is likely: **NOT DISQUALIFIED**	
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.



Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.



SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.



USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.



Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: Other derogatory other information was found. See Exhibit A for more information.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A New York record search on James Carucci uncovered the following:

Court:	**Suffolk County District Court - 4th District**
Index Number:	**CV-000511-17/SM**
Case Name:	**LVNV Funding LLC vs. Carucci, James**
Case Type:	**Civil**
Classification:	**Consumer Credit**
Filing Date:	**07/07/2017**
Disposition Date:	**09/01/2017**

It was unclear if this case involved this particular James Carucci, but it was included in this report out of an abundance of caution. For more information on this case please search for James Carucci at the following record search:
https://iapps.courts.state.ny.us/webcivilLocal/LCSearch?param=P



Name of covered person: Luke Lowery

Date: October 10, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary

Our investigation revealed that   Luke Lowery

is likely:

QUALIFIED



Criminal Convictions

Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities.

Details: No information indicating a criminal conviction was found.



Civil Orders, Judgments, and Decrees

Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities.

Details: No information indicating a civil order, judgment, or decree was found.



Regulatory Authority Orders

Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct.

Details: No information indicating a regulatory order was found.



SEC Regulated Person Orders

Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.

Details: No information indicating a regulated person order was found.





SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.



Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.



SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.



USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.



Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: No derogatory other information was found.



Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

CASCDR, Inc.

TESTING THE WATERS MATERIAL

November 14, 2024 (LinkedIn)



CASCDR
42 followers
15h • Edited • 🌐

We're thrilled to announce that the CASCDR investment opportunity is now live on Timestamp Financial.

CASCDR is pioneering future of AI, bitcoin micropayments, and the internet itself. The Total Addressable Market is breathtakingly large and we are already getting traction. This unique chance allows average investors to participate with small check sizes.

Don't miss out on being part of this groundbreaking journey. Visit our campaign page for more details: https://buff.ly/3AwFIcV #Fintech #AIInnovation #bitcoin #fundraising

Disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Timestamp's platform. Any indication of interest involves no obligation or commitment of any kind.

Timestamp
invest.timestampfinancial.com

November 14, 2024 (Slack)



uncleJim21 9:55 AM

Hey @here excited to announce that CASCDR's Timestamp campaign is now LIVE. If you're passionate about building the future of AI, bitcoin micropayments and the Machine Payable Web, you have the opportunity to invest in CASCDR: https://invest.timestampfinancial.com/offering/cascdr/details.

If you're interested or have any questions feel free to book a call with me as well: https://cal.com/cascdr

Have a great day!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Timestamp's platform. Any indication of interest involves no obligation or commitment of any kind. (edited)

invest.timestampfinancial.com
Timestamp
Community rounds for bitcoin companies. (20 kB)

Timestamp

Cal.com
Jim Carucci | Cal.com (175 kB)

Cal.com /